Exhibit 99.74

May 29, 2017

Lithium Americas to Attend Upcoming Investor Conferences

Vancouver, Canada: Lithium Americas Corp. (“Lithium Americas” or the “Company”) (TSX: LAC) (OTCQX: LACDF) announces that senior management will be attending the following investor conferences:

•	9th Lithium Supply & Markets Conference held in Montreal, Quebec from Tuesday, May 30, 2017 until Thursday, June 1, 2017.

•	Canaccord Genuity 2017 Battery Materials Conference held in New York, New York on Friday, June 2, 2017 and in London, England on Monday, June 5, 2017.

•	Benchmark World Tour 2017 event held in London, England on June 5, 2017 and Zurich, Switzerland on Friday, June 9, 2017.

•	BTG Pactual V Andean CEO Conference held in Santiago, Chile from Wednesday, June 7, 2017 until Thursday, June 8, 2017.

•	Investing in LatAm Mining Cumbre Conference held in Santiago, Chile from Tuesday, July 11, 2017 until Wednesday, July 12, 2017.

The presentations will be available at www.lithiumamericas.com/investors/events.

About Lithium Americas

Lithium Americas, together with SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com